UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




For the month of           May            , 2001
                 -------------------------
                               E-Cruiter.com, Inc.
                   ------------------------------------------
                 (Translation of registrant's name into English)

           495 March Road, Suite 300, Ottawa, Ontario, K2K-3G1, Canada
           -----------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X] Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ]               No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

                                   SIGNATURES




         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                     E-Cruiter.com, Inc.
                                            ---------------------------------
                                                       (Registrant)



Date:      May 25, 2001                       By /s/ John Gerard Stanton
----------------------------                     ----------------------------
                                                       (Signature)*
                                              Name:  John Gerard Stanton
                                              Title: Chairman







* Print the name and title under the signature of the signing officer.





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

                                  EXHIBIT INDEX
                                  -------------


                                                                    Sequential
  Exhibit                         Description                       Page Number
  -------                         -----------                       -----------

 1.    Press Release Announcing Registrant's Agreement To
       Acquire U.S. Human  Recruitment Research Firm Omni
       Partners Inc. and Affiliates.................................     4

 2.    Share Purchase Agreement, dated May 18, 2001, by and
       among Marvin A. Cohen, Meredith A. Cohen, as Vendors,
       The Omni Partners Inc., a Florida corporation, Omni Partners Mid-Atlantic, Inc., a Pennsylvania corporation, and
       Omni Partners West, Inc., a Nevada corporation, as subject
       companies, and Registrant, as Purchaser......................     7








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